Exhibit 23.6

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Aurous Resources on Amendment No. 1 to Form F-4 (File No. 333-280972) of our report dated March 22, 2024 with respect to our audits of the financial statements of Rigel Resource Acquisition Corp. (the “Company”) as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023. Our report, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, appears in the Proxy Statement/Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Proxy Statement/Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

September 20, 2024